UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) or (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             SYPRIS SOLUTIONS, INC.
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             (Exact name of registrant as specified in its charter)

             DELAWARE                                    61-1321992
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(State of Incorporation or organization)      (IRS Employer Identification No.)

 101 BULLITT LANE, SUITE 450, LOUISVILLE, KENTUCKY               40222
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(Address of principal executive offices)                       (Zip Code)

Securities to be registered
pursuant to Section 12(b) of the Act:

Title of each class                        Name of each exchange on which each
to be so registered                        class is to  be registered

                                  None

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General
Instruction A.(c), check the following box.                             [ ]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General
Instruction A.(d), check the following box.                             [X]

Securities Act registration statement file number to which this form relates:
-------------------
(if applicable)

                           Securities to be registered
                      pursuant to Section 12(g) of the Act:

            SERIES A PREFERRED STOCK, $.01 PAR VALUE, PURCHASE RIGHTS
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                                (Title of Class)



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ITEM 1.  Description of Registrant's Securities to be Registered.

                  On October 23, 2001, the Board of Directors of Sypris Solutions, Inc. (the "Company") declared a dividend distribution of one right (a "Right") for each outstanding share of common stock, $.01 par value per share (the "Common Stock") of the Company, to stockholders of record at the close of business on November 7, 2001 (the "Record Date"). The description and terms of the Rights are set forth in a Rights Agreement dated as of October 23, 2001 (the "Rights Agreement") between the Company and LaSalle Bank National Association, as Rights Agent.

                  Prior to the Distribution Date (hereinafter defined), the Rights will be represented by the certificates for shares of Common Stock.
Separate Right certificates will be distributed to stockholders as soon as practicable after the Distribution Date. The Rights will expire on the tenth anniversary of the date of the Rights Agreement (the "Expiration Date") unless earlier redeemed or canceled by the Company as provided below. Initially, the Rights will not be exercisable. The Rights will become exercisable upon the earlier of (a) the tenth business day (or such later date as may be determined by the Board) after such time as the Company learns that a person or group (including any affiliate or associate of such person or group), other than an Exempted Person (hereinafter defined), has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock (such person or group being called an "Acquiring Person"), unless provisions intended to prevent accidental triggering of the Rights apply, and (b) the tenth business day (or such later date as may be determined by the Board) following the commencement of, or first public disclosure of an intention to commence, a tender or exchange offer for outstanding Common Stock which could result in such person or group becoming the beneficial owner of 15% or more of the outstanding Common Stock (the earlier of such dates being called the "Distribution Date"). "Exempted Person" means the following persons: Robert E. Gill, Virginia G. Gill, Jeffrey T. Gill, R. Scott Gill, GFP, Ltd., a Kentucky limited partnership, and Gill Family Capital Management, Inc., a Kentucky corporation. "Exempted Person" also includes (i) any person who is an immediate family member of an Exempted Person, and any trust for the benefit of such immediate family member or such Exempted Person, which immediate family member or trust acquires Common Stock from such Exempted Person (such acquired shares being "Exempted Shares"), and
(ii) any executor or trustee for the estate of an Exempted Person, unless and until such person, trust or executor, together with all affiliates and associates of such person, trust or executor, becomes the beneficial owner of 15% or more of the Common Stock, excluding Exempted Shares. Each Right shall be exercisable for 1/1000's of a share of Series A Preferred Stock, $.01 par value per share (the "Preferred Stock") (as described below) at a purchase price (the "Purchase Price") of $63.00, subject to adjustment. Prior to the Distribution Date, the Rights shall be transferable only with the related shares of Common Stock and shall automatically be transferred with such shares. After the Distribution Date, the Rights shall be separately transferable, and the Company will provide Right certificates to all holders of Common Stock.

                  The terms of the Preferred Stock provide that each 1/1000 of a share of Preferred Stock is entitled to participate in dividends and other distributions, and to vote, on an equivalent basis with one whole share of the presently constituted Common Stock of the Company. In addition, the Preferred Stock has certain minimum dividend and liquidation rights. The amount

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of Preferred Stock issuable upon exercise of the Rights is subject to adjustment by the Board of Directors of the Company in the event of any change in the Common Stock or Preferred Stock, whether by reason of stock dividends, stock splits, recapitalizations, mergers, consolidations, combinations or exchanges of
securities,  split-ups,  split-offs,  spin-offs,   liquidations,  other  similar
changes in capitalization, any distribution or issuance of cash, assets, evidences of indebtedness or subscription rights, options or warrants to holders of Common Stock or Preferred Stock (other than distribution of the Rights or regular annual cash dividends) or otherwise.

                  Subject to provisions of the Rights Agreement, at such time as there is an Acquiring Person, proper provision shall be made so that the holder of each Right will thereafter have the right to receive, upon exercise thereof, for the Purchase Price, that number of thousandths of a share of Preferred Stock equal to the number of shares of Common Stock which at the time of such transaction would have a market value of twice the Purchase Price (the "flip-in"). Any Rights that are or were beneficially owned by an Acquiring Person on or after the Distribution Date shall become null and void. In the event the Company is acquired in a merger or other business combination by an Acquiring Person that is a publicly traded corporation or 50% or more of the Company's assets or assets representing 50% or more of the Company's earning power are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person that is a publicly traded corporation, each Right will (at the holder's option) entitle its holder to purchase, for the Purchase Price, that number of common shares of such corporation which at the time of the transaction would have a market value of twice the Purchase Price (the "flip-over"). In the event the Company is acquired in a merger or other business combination by an Acquiring Person that is not a publicly traded entity or 50% or more of the Company's assets or assets representing 50% or more of the earning power of the Company are sold, leased, exchanged or otherwise transferred (in one or more transactions) to an Acquiring Person that is not a publicly traded entity, each Right will entitle its holder to purchase, for the Purchase Price, at such holder's option, (a) that number of shares of such entity (or, at the holder's option, of the surviving corporation in such transaction) that at the time of the transaction would have an aggregate book value of twice the Purchase Price, or (b) if such entity has affiliates that have publicly traded shares, that number of shares of the affiliate with the greatest aggregate market value on the transaction date, which at the time of the transaction would have a market value of twice the Purchase Price.

                  Any Rights that are or were beneficially owned by an Acquiring Person on or after the Distribution Date shall become null and void. The "flip-over" provision only applies to a merger or similar business combination with an Acquiring Person, and it does not apply to a merger or business combination with any party which has not triggered the "flip-in" provision.

                  The Company may temporarily suspend the exercisability of the Rights for a period of up to 90 calendar days after the Distribution Date in order to prepare and file a registration statement with respect to the Preferred Stock purchasable upon exercise of the Rights and to permit such registration statement to become effective.

                  The Rights are redeemable by the Board of Directors at a redemption price of $.01 per Right (the "Redemption Price") any time prior to the earlier of (a) the tenth business day (or such later date as may be determined by the Board) after such time as there is an Acquiring

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Person,  and (b) the Expiration  Date.  Immediately upon the action of the Board ordering the redemption of the Rights, and without any further action and without any notice, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  After there is an Acquiring Person the Board of Directors may elect to exchange each Right (other than Rights owned by an Acquiring Person) for consideration per Right consisting of one-half of the securities that would be issuable at such time upon the exercise of one Right pursuant to the terms of the Rights Agreement (or equivalent value in cash, shares of Common Stock, or other securities).

                  At any time prior to the Distribution Date, the Company may, without the approval of any holder of the Rights, supplement or amend any provision of the Rights Agreement (including the date on which the Distribution Date shall occur and the definition of an "Acquiring Person") or the terms of the Preferred Stock, except that no supplement or amendment shall be made which reduces the Redemption Price of the Rights or provides for an earlier date of expiration of the Rights.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

                  The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company. However, the Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by the Company as described above. Accordingly, the Rights are intended to encourage persons who may seek to acquire control of the Company to initiate such an acquisition through negotiations with the Board of Directors. However, the effect of the Rights may be to discourage a third party from making a partial tender offer or otherwise attempting to obtain a substantial equity position in the equity securities of, or seeking to obtain control of, the Company. To the extent any potential acquirors are deterred by the Rights, the Rights may have the effect of preserving incumbent management in office.

                  A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Company's Current Report on Form 8-K dated October 23, 2001 and is incorporated herein by reference. The foregoing summary description of the rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 2   Exhibits.

         1. Rights Agreement dated as of October 23, 2001 between Sypris Solutions, Inc. and LaSalle Bank National Association, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designation and as Exhibit B the Form of Right Certificate, incorporated herein by reference to Exhibit 4.1 of the Form 8-K of Sypris Solutions, Inc. dated October 23, 2001.

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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    SYPRIS SOLUTIONS, INC.



                                    By: /S/ JEFFREY T. GILL
                                       Jeffrey T. Gill, President and
                                       Chief Executive Officer


Date:  October 23, 2001



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